EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Alaska Air Group, Inc.

(in millions, except ratios)	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	405.9	202.9	(213.2)	200.5	(90.7)
Less: Capitalized interest	(6.2)	(7.6)	(23.2)	(27.8)	(24.7)
Add:
Interest on indebtedness	102.6	100.5	102.3	88.0	78.0
Amortization of debt expense	5.7	3.8	2.5	1.9	1.9
Amortization of capitalized interest	7.4	7.2	6.5	5.8	4.9
Portion of rent under long-term operating leases representative of an interest factor	98.2	101.0	104.5	111.2	106.9
Earnings Available for Fixed Charges	613.6	407.8	(20.6)	379.6	76.3

Fixed Charges:
Interest	102.6	100.5	102.3	88.0	78.0
Amortization of debt expense	5.7	3.8	2.5	1.9	1.9
Amortization of capitalized interest	7.4	7.2	6.5	5.8	4.9
Portion of rent under long-term operating leases representative of an interest factor	98.2	101.0	104.5	111.2	106.9
Total Fixed Charges	213.9	212.5	215.8	206.9	191.7

Ratio of Earnings to Fixed Charges	2.87	1.92	(0.10)	1.83	0.40

Coverage deficiency	—	—	236.4	—	115.4